Elutia Inc.

12510 Prosperity Drive, Suite 370

Silver Spring, MD 20904

November 30, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Elutia Inc.
Registration Statement on Form S-3
Request for Acceleration of Effectiveness
File No. 333- 275666

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C, Elutia Inc. (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form S-3, be accelerated to Monday, December 4, 2023, at 4:00 p.m., Eastern time, or as soon thereafter as practicable. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Securities Act of 1933.

The Company requests that we be notified of such effectiveness by a telephone call to David M. Eaton of Kilpatrick Townsend & Stockton LLP at 415.273.4324 and that such effectiveness also be confirmed in writing.

Very truly yours,

/s/ Matthew Ferguson
Matthew Ferguson
Chief Financial Officer

cc:	David M. Eaton, Kilpatrick Townsend & Stockton LLP